As filed with the Securities and Exchange Commission on December 17, 2003

Registration No. 333-107415

333-107415-01

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 4

to the

FORM S-3

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

AIRTRAN HOLDINGS, INC. (Exact name of Registrant as specified in its charter)	AIRTRAN AIRWAYS, INC. (Exact name of Co-Registrant as specified in its charter)

Nevada	58-2189551	Delaware	65-0440712
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)	(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9955 AirTran Boulevard

Orlando, Florida 32827

(407) 251-5600

(Address, including zip code, and telephone number, including area code, of Registrant’s and Co-Registrant’s principal executive offices)

Richard P. Magurno, Esq.

General Counsel

AirTran Holdings, Inc.

9955 AirTran Boulevard

Orlando, Florida 32827

(407) 251-5600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Howard E. Turner, Esq.

Smith, Gambrell & Russell, LLP

1230 Peachtree Street, N.E., Suite 3100

Atlanta, Georgia 30309

(404) 815-3500

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

EXPLANATORY NOTE

The purpose of this Post-Effective Amendment No. 4 to the Registration Statement on Form S-3 of AirTran Holdings (333-107415) and AirTran Airways, Inc. (333-107415-01) is to amend the table under the caption “Selling Securityholders” in the prospectus to add the names of selling securityholders who have requested inclusion in the prospectus since December 2, 2003, the date of Post Effective Amendment No. 3 to the Registration Statement.

PROSPECTUS

AIRTRAN HOLDINGS, INC.

$125,000,000 7% Convertible Notes Due 2023

11,241,012 Shares of Common Stock Issuable upon Conversion of the Notes

Fully Guaranteed by

AIRTRAN AIRWAYS, INC.

On May 7, 2003, we issued and sold $125,000,000 of our 7% convertible notes due 2023 in a private placement in reliance on an exemption from registration under the Securities Act of 1933, which included $25,000,000 of notes in connection with the exercise by the initial purchasers of the notes of their option to purchase additional notes. The initial purchasers of the notes in that offering resold the notes in offerings in reliance on an exemption from registration under Rule 144A of the Securities Act of 1933. This prospectus may be used by the selling securityholders to resell their notes and the common stock issuable upon conversion of their notes.

The first interest payment on the notes commenced on July 1, 2003. Holders may convert the notes into shares of our common stock at a conversion rate of 89.9281 shares per $1,000 principal amount of notes (equal to an initial conversion price of approximately $11.12 per share), subject to adjustment, before the close of business on July 1, 2023 under certain circumstances.

Beginning July 5, 2010, we may redeem any of the notes at a redemption price of 100% of the principal amount of the notes, plus accrued interest. Holders may require us to repurchase the notes on July 1 of 2010, 2013 and 2018 or upon a fundamental change at a repurchase price of 100% of the principal amount of the notes, plus accrued interest.

The notes are our senior unsecured debt and will rank on a parity with all of our other existing and future senior unsecured debt and prior to all subordinated debt. The notes are guaranteed by AirTran Airways, Inc., our operating subsidiary. The notes are junior to our secured obligations and those of our subsidiaries to the extent of collateral pledged as security and are effectively subordinated to all liabilities of our subsidiaries (other than the guarantor). Substantially all of our debt is secured.

For a more detailed description of the notes, see “Description of Notes” beginning on page 15.

Our common stock is listed on the New York Stock Exchange under the symbol “AAI.” On December 16, 2003, the last reported sale price of our common stock on the New York Stock Exchange was $11.50 per share.

The notes and the common stock into which the notes are convertible may be offered and sold from time to time pursuant to this prospectus by the holders of those securities or by their transferees, pledgees, donees, or successors, all of which we refer to as selling securityholders. The securities may be sold by the selling securityholders directly to purchasers or through underwriters, broker-dealers or agents. If required, at the time of a particular offering of securities by a selling securityholder, a supplement to this prospectus will be circulated setting forth the name or names of any underwriters, broker-dealers or agents, any discounts, commissions or other terms constituting compensation for underwriters and any discounts, commissions or concessions allowed or reallowed or paid to agents or broker-dealers. The selling securityholders will receive all of the net proceeds from the sale of the securities and will pay all underwriting discounts and selling commissions, if any, applicable to any sale. We are responsible for the payment of other expenses incident to the registration of the securities. The selling securityholders and any broker-dealers, agents or underwriters that participate in the distribution of any securities may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933. Any discounts, commissions, concessions or profit they earn on any sale of the securities may be deemed to be underwriting compensation under the Securities Act of 1933.

Investing in the notes involves risks. See “ Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December    , 2003

ABOUT THIS PROSPECTUS

This document is called a prospectus and is part of a registration statement that we filed with the SEC relating to notes and the shares of our common stock into which the notes are convertible. This prospectus does not include all of the information in the registration statement and provides you with a general description of the securities offered. The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered. The registration statement can be read at the SEC web site or at the SEC Public Reference Room mentioned under the heading “Where You Can Find More Information.”

When acquiring any of the securities discussed in this prospectus, you should rely only on the information provided in this prospectus, including the information incorporated by reference. Neither we nor any selling securityholders have authorized anyone to provide you with different information. The securities are not being offered in any state where the offer would be prohibited. You should not assume that the information in this prospectus or any document incorporated by reference is truthful or complete at any date other than the date mentioned on the cover page of the respective document.

As used in this prospectus, “AirTran,” “company,” “we,” “our,” “ours” and “us” refer to AirTran Holdings, Inc. and our wholly owned subsidiaries, except where the context otherwise requires or as otherwise indicated.

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FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve risks and uncertainties including, but not limited to, those listed under the heading “Risk Factors.” Forward-looking statements are subject to a number of factors that could cause actual results to differ materially from our expressed or implied expectations, including, but not limited to: our performance in future periods, our ability to generate working capital from operations, our ability to take delivery of and to finance aircraft, the adequacy of our insurance coverage, and the results of litigation or investigations. Our forward-looking statements can be identified by the use of terminology such as “anticipates,” “expects,” “intends,” “believes,” “will” or the negative thereof, or variations thereon or comparable terminology. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy materials that we have filed with the Securities and Exchange Commission at the Securities and Exchange Commission public reference room located at 450 Fifth Street, N. W., Room 1024, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room.

Our common stock is listed on New York Stock Exchange under the symbol “AAI,” and our Securities and Exchange Commission filings can also be read at the following address:

New York Stock Exchange, 20 Broad Street, New York, New York 10005

Our Securities and Exchange Commission filings are also available to the public on the Securities and Exchange Commission’s Internet website at http://www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

We incorporate by reference into this prospectus the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, including any filings after the date of this prospectus, until all of the notes and the shares of our common stock into which the notes are convertible to which this prospectus relates have been sold. The information incorporated by reference is an important part of this prospectus. Any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent a statement contained in (1) this prospectus or (2) any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement.

•	Our Annual Report on Form 10-K for our fiscal year ended December 31, 2002;

•	Our Quarterly Reports on Form 10-Q for our quarters ended March 31, 2003, June 30, 2003, each as amended, and September 30, 2003, and

•	Our Current Reports on Form 8-K dated January 28, 2003, May 1, 2003, May 2, 2003, May 7, 2003, June 24, 2003, July 1, 2003, July 2, 2003, July 24, 2003, September 19, 2003, September 26, 2003, October 2, 2003 and October 31, 2003.

You may request a copy of these filings, at no cost, by writing to or telephoning our Investor Relations Department at 9955 AirTran Boulevard, Orlando, Florida 32827, telephone number (407) 251-5600.

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SUMMARY

The following summary is provided solely for your convenience. This summary is not intended to be complete and may not contain all of the information that you should consider before investing in the notes or the shares of common stock issuable upon conversion of the notes. It is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes to the consolidated financial statements, included elsewhere or incorporated by reference in this prospectus. You should read carefully the full text and more specific details contained elsewhere or incorporated by reference in this prospectus, including the “Risk Factors” section and the consolidated financial statements and the notes thereto, before investing in the notes or the shares of common stock issuable upon conversion of the notes. All of the operations of AirTran Holdings, Inc. are conducted by our wholly owned subsidiary, AirTran Airways, Inc.

The Company

AirTran is one of the largest affordable-fare scheduled airlines in the United States in terms of departures and seats offered. We operate scheduled airline service in short-haul markets principally in the eastern United States, primarily from our hub in Atlanta, Georgia. As of June 30, 2003, we operated 71 aircraft making approximately 407 flights per day serving 43 cities throughout the eastern United States. In May 2003, we commenced new service to Denver, followed by Los Angeles and Las Vegas in June 2003. The Las Vegas service represents our 43rd destination. In August 2003, we announced that we intend to commence service to Ronald Reagan Washington National Airport in Washington, D.C. beginning in October 2003, and to San Francisco beginning in November 2003. The Reagan Washington National and San Francisco services will represent our 44th and 45th destinations respectively.

We are one of only a few domestic airlines to report profitable operations for the year ended December 31, 2002 and for the first half of 2003. We believe we have created a successful business model by targeting price-sensitive business and leisure travelers. We offer quality service at affordable fares. Our service is intended not only to satisfy the transportation needs of our target customers, but also to provide customers with a travel experience worth repeating. We believe the success of this strategy is evidenced by the 9.7 million revenue passengers we carried in the year ended December 31, 2002, a 17% increase from the 8.3 million revenue passengers we carried in the prior year. Additionally, in the first six months of 2003, we carried approximately 5.5 million passengers, an increase of approximately 17% from the first six months of 2002. With this traffic and revenue base our operating margins rank among the highest, and our cost structure among the lowest, in the domestic airline industry.

We have undertaken a number of key initiatives to strengthen our competitive position, including adopting a fleet renewal plan. We are in the final stages of replacing and upgrading our aircraft fleet through the acquisition of up to 87 Boeing 717s (“B717”), 64 of which we operated as of June 30, 2003, with up to an additional 26 to be delivered through 2005. We were the launch customer for the B717, which was designed specifically for efficient short-haul service and we consider it to be among the most modern, innovative, comfortable and environmentally friendly commercial aircraft available today. In addition, in July 2003 we agreed to acquire by lease and/or purchase 50 new Boeing 737-700 and/or – 800 series aircraft (“B737”), an additional 10 B717s, and we obtained options and purchase rights for 50 additional B737s and up to four additional B717s. Concurrently, we are retiring the last of our fleet of McDonnell Douglas DC-9 (“DC-9”) aircraft in 2003. We believe completing the conversion of DC-9s to the B717 and adding the 50 new B737s will continue to enhance our overall image and improve our operating performance and further reduce our unit operating costs.

Business Strategy

Continue Affordable Pricing and Other Programs to Generate Additional Customer Traffic. We have maintained our competitive position by providing affordable fares that appeal to price-sensitive travelers with a quality product offering. Beginning with our award-winning, user-friendly website, airtran.com, that includes Internet check-in and an easily understood fare structure, to an affordable business class, we have created a product with broad appeal that we believe has significantly increased repeat passengers. We intend to continue this successful strategy, which is made possible by our comparatively low cost structure, to stimulate new demand for air travel and to expand our network. We intend to further emphasize our affordable-fare product with, among other things, internet marketing and innovative pricing and customer loyalty programs such as business class cabins, advanced seat assignments and a frequent flyer program.

Fleet Renewal Program. In September 1999, we took delivery of our first B717 as part of a comprehensive plan to replace and upgrade our fleet of aircraft. We believe the B717 is ideally suited for the short-haul, high-frequency service that we operate. The operating efficiencies of the B717 enhance our already low cost structure. Despite having greater thrust, the new aircraft burns approximately 24% less fuel per hour than our DC-9 aircraft. We have contracted with Boeing for the acquisition of 73 B717 aircraft for delivery through December 2003, 64 of which had been delivered as of June 30, 2003. We have lease-financing commitments in place to accept delivery during 2003 of the remaining nine B717 aircraft on firm order. At June 30, 2003, we had remaining purchase options for the acquisition of six additional B717 aircraft. In July 2003, we agreed to acquire 10 additional B717s with conditional options for up to an additional four B717s. As part of this transaction, our remaining 6 purchase options for B717 aircraft outstanding at June 30, were cancelled.

In addition, in July 2003 we agreed to acquire 50 new B737s which we believe will allow us to compete more vigorously in the longer-haul and transcontinental U.S. market. The technological advancements in the 700 and 800 series of the B737 should allow us to save on fuel costs, extend our range and achieve low engine maintenance costs.

Growing Atlanta Hub to Selectively Expand Route Structure. As the second largest carrier at Hartsfield Atlanta International Airport, we have a strong presence in Atlanta. The city’s large traffic base and geographic position provide a strong hub from which we plan to selectively expand our route network. Our western expansion to Denver, Los Angeles and Las Vegas has increased our route network to 43 cities as of June 2003. Commencing in October and November 2003, we will begin service to Reagan Washington National and San Francisco, respectively, representing our 44th and 45th destinations.

We believe that there are numerous markets in the United States that are underserved by major airlines or that present opportunities for an affordable-fare airline. As a result, we intend to selectively add to our route structure from Atlanta by increasing the number of flights to markets we currently serve and by adding new cities and markets. Expansion of our Atlanta hub allows us to build upon our existing infrastructure, which should reduce unit costs and contribute to improvement of our operating margins.

Diversification of Route Network. Since 2000, we have expanded the scope of our route structure to increase flights at our Atlanta hub as well as the number of non-Atlanta flights. Since 2000, the number of our non-Atlanta flights has increased from approximately 10% of total flights to approximately 26% at year-end 2002. With our expansion at Baltimore/Washington International Airport, we initiated seven new non-stop routes. We believe the new service from Baltimore/Washington to airports already served from our Atlanta hub improves our cost efficiencies by better utilizing airport facilities and personnel in addition to creating new revenue sources. As market conditions permit, we intend to continue to grow both the Atlanta hub and Baltimore/Washington service. In addition, we may selectively add new “point-to-point” routes between cities other than Atlanta that we currently serve, and create additional focus cities similar to our operations at Baltimore/Washington. Upon delivery of the new B737s we have on order, we intend to expand our route network to include additional longer-haul and transcontinental destinations.

Increase Sales Booked Directly Through Our Website. We employ the Internet as an integral portion of our marketing strategy by attempting to increase bookings through our website. Sales booked directly on airtran.com represent our most cost-effective form of distribution. In addition to being user-friendly, our website is designed to sell tickets efficiently. We recently enhanced the functionality of our website to allow passengers to select their seat,

CRJ aircraft combined with our operational efficiencies and low overhead will result in one of the lowest cost regional airline operations in the industry and should enhance our growth going forward.

Public-Private Partnerships. In order to mitigate the risk of expansion into certain new markets, we have entered into agreements with communities in the markets that provide various incentives designed to lower our operating costs and, in some cases, ensure a guaranteed amount of revenue. These partnerships allow us to enter markets that we believe have long-term potential and allow the communities to gain the economic benefits associated with low fare competition. We currently have partnership agreements with Akron/Canton, OH, Grand Bahama Island, Bahamas, Gulfport/Biloxi, MS, Newport-News/Williamsburg, VA, Pensacola and Tallahassee, FL, and Wichita, KS. We are continuing to evaluate other potential new market proposals as well.

Competitive Strengths

Low Cost Structure. Our cost structure ranks among the lowest in the domestic airline industry, in terms of cost per available seat mile, allowing us to be profitable with our affordable-fare pricing strategy. Our relatively low operating costs are made possible through our company-wide emphasis on cost controls including what we believe to be our lower labor costs, lower distribution costs and the higher productivity of our workgroups. We expect further cost reductions to result from our conversion to a fleet of aircraft consisting of B717s and B737s. The B717 has significantly lower operating costs than the DC-9, particularly its 24% improvement in fuel efficiency. As of June 30, 2003, approximately 90% of our operating fleet was comprised of B717s (64 of 71 operating aircraft). By the end of 2003, we expect that our entire fleet will consist of B717s and we intend to begin incorporating the B737s into our fleet in the summer of 2004.

Attractive Atlanta Hub and Route Network. We operate 22 gates from a single concourse under long-term leases at Hartsfield Atlanta International Airport, the world’s busiest airport, and have use agreements for four additional gates on an adjacent concourse. We are the second-largest airline in Atlanta in terms of the number of departures and seats offered.

Diversified Traffic Base. In serving both the leisure and business traveler, we continue to see strong demand for business travel. Business travelers are a substantial portion of our passenger base, accounting for approximately 42% of our total revenue in 2002 and 43% for the first six months of 2003. Over the past two years we have also diversified our network, increasing operations at Baltimore/Washington International Airport as well as a number of new direct routes from Florida. As of June 30, 2003, as a percentage of total operations, Atlanta represented approximately 76% of our network, down from more than 90% at the end of 2001. This diversification provides a number of marketing and cost synergies, and helps to reduce the volatility of our revenues by reducing exposure to factors that may impact specific portions of our business.

Flexibility. Over the past two years we have consistently adjusted to changes in the economy, market conditions and competitive environment. We responded quickly to the terrorist attacks on the United States that occurred on September 11, 2001 by reducing capacity by approximately 20 percent. Working with our labor groups, we reached agreement on a variety of cost reduction measures, including both pay and work rule changes, which reduced our costs consistent with capacity and allowed us to avoid furloughs. By retaining our workforce we were able to more quickly respond to new market opportunities. As a result, we were able to expand service to Tallahassee, FL, Baltimore, MD, Washington, D.C., Rochester, NY, and Wichita, KS, in the post September 11 period. We continue to expand based on perceived market opportunities and have added new nonstop service in many Florida markets to cities in our existing network, such as Orlando, FL, to Akron/Canton, OH, and Flint, MI, and introduced new service in Kansas City, MO, Milwaukee, WI, and West Palm Beach, FL. In addition, we have commenced a westward expansion of our route network with new service from Atlanta to Denver, Los Angeles, Las Vegas and, beginning in November 2003, San Francisco.

Corporate Information

AirTran Holdings, Inc. is incorporated in the State of Nevada. AirTran Airways, Inc. is incorporated in the State of Delaware. The principal executive offices of both companies are located at 9955 AirTran Boulevard, Orlando Florida 32827. Our telephone number at this location is (407) 251-5600. Our website is located at www.airtran.com. The information contained on our website is not a part of this prospectus.

SECURITIES TO BE REGISTERED

The notes were originally issued and sold by us to the initial purchasers, Morgan Stanley & Co. Incorporated, Raymond James & Associates, Inc., Citigroup Global Markets, Inc. and Blaylock & Partners, L.P., in an offering exempt from registration under the Securities Act. The initial purchasers resold the notes in transactions exempt from registration under Rule 144A of the Securities Act. For additional information regarding the notes, see “Description of the Notes.”

Securities	$125,000,000 principal amount of 7.00% convertible notes due 2023 of AirTran Holdings and 11,241,012 shares of common stock issuable upon conversion of the notes.

Maturity Date	July 1, 2023.

Interest	7.00% per annum on the principal amount, payable semi-annually in arrears in cash on January 1 and July 1 of each year, beginning July 1, 2003.

Ranking	The notes are our unsecured senior obligations and rank equally in right of payment with all of our existing and future unsecured senior indebtedness. The notes are unconditionally guaranteed by AirTran Airways. The note guarantee ranks equally with all unsecured senior obligations of AirTran Airways. The notes and the note guarantee are junior to any secured obligations of ours and of AirTran Airways to the extent of the collateral pledged and are also effectively subordinated to all liabilities of our subsidiaries (other than AirTran Airways), including deposits and trade payables. Substantially all of our debt is secured.

Conversion	You may convert the notes into shares of our common stock at a conversion rate of 89.9281 shares per $1,000 principal amount of notes (equal to an initial conversion price of approximately $11.12 per share) subject to adjustment, prior to the close of business on the final maturity date under any of the following circumstances:

• after June 30, 2003 if the closing sale price of our common stock exceeds 110% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter (such conversion right to continue once in effect through close of business on the maturity date); or

• during the five business day period after any five consecutive trading day period in which the trading price per $1,000 principal amount of notes for each day of that period was less than 98% of the product of the closing sale price of our common stock and the number of shares of common stock issuable upon conversion of $1,000 principal amount of notes; or

• if the notes have been called for redemption; or

• upon the occurrence of specified corporate events described under “Description of Notes.”

Upon conversion, we will have the right to deliver, in lieu of shares of our common stock, cash or a combination of cash and common stock. If we elect to pay holders cash for their notes, the payment will be based on the applicable stock price (as defined herein).

Redemption	We may redeem any of the notes beginning July 5, 2010, by giving you at least 30 days’ notice. We may redeem the notes either in whole or in part at a redemption price of 100% of their principal amount, plus accrued and unpaid interest.

Fundamental Change	If a fundamental change (as described under “Description of Notes—Redemption at Option of the Holder Upon a Fundamental Change”) occurs prior to maturity, you may require us to purchase all or part of your notes at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest.

Repurchase at the Option of the Holder	You may require us to repurchase the notes on July 1 of 2010, 2013 and 2018 at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest. We may elect to pay all or a portion of the repurchase price in common stock instead of cash, subject to certain conditions. See “Description of Notes—Repurchase at Option of the Holder.”

Use of Proceeds	We will not receive any of the proceeds of the sale by the selling securityholders of the notes or the common stock into which the notes may be converted.

New York Stock Exchange Symbol	AAI

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for the years ended December 31, 1998 through 2002 and the nine months ended September 30, 2002 and 2003 are set forth in the table below. The ratio of earnings to fixed charges is computed by dividing fixed charges into net earnings before income taxes and cumulative effect of a change in accounting principal, plus fixed charges less interest capitalized during the period and plus amortization of interest capitalized in prior periods. Fixed charges include interest costs, including interest capitalized during the period, and the estimated interest component of rent expense.

	Years Ended December 31,					Nine Months Ended September 30,
	1998	1999	2000	2001	2002	2002	2003
						(unaudited)
Ratio of Earnings to Fixed Charges	(1)	(1)	1.7x	(1)	1.1x	1.0x	1.8x

(1)	For the years ended December 31, 1998, 1999 and 2001, our earnings were insufficient to cover our fixed charges by $44.1 million, $103.4 million and $1.5 million, respectively.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of the notes and our common stock could decline due to any of these risks, and you may lose all or part of your investment. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risk Factors Relating to the Notes

We have a significant amount of fixed obligations that could impair our ability to make principal and interest payments on our debt obligations, including the notes, and lease payments on our lease obligations.

We are highly leveraged and have significant debt obligations. As of September 30, 2003, our ratio of consolidated long-term debt and capital leases (including current maturities) to stockholders’ equity was approximately 2-to -1 and total long-term debt and capital leases (including current maturities) was $311.2 million. In addition, at September 30, 2003, our estimated minimum payment obligations under non-cancelable operating leases were approximately $33.4 million for 2003 and approximately $1.7 billion for periods thereafter. We anticipate incurring substantial additional debt and lease obligations related to B717 and B737 aircraft deliveries on firm order.

Our ability to make scheduled payments of principal or interest for our financing obligations, including the notes, depends on our future performance and financial results. These results are subject to general economic, geopolitical, terrorist attacks, international hostilities, financial, competitive, legislative, regulatory, and other factors that are, in whole or in part, beyond our control.

The amount of our debt could have important consequences to investors, including the following:

•	a substantial portion of our cash flow from operations must be dedicated to debt service and the rental payments on our flight equipment and will not be available for operations;

•	our ability to obtain additional financing for aircraft purchases, capital expenditures, working capital, or general corporate purposes could be limited; and

•	substantially all of our existing assets are pledged as collateral to secure existing indebtedness.

We are dependent on our subsidiary because of our holding company structure.

We conduct all of our business through our wholly owned operating subsidiary, AirTran Airways. We do not maintain a borrowing facility and are dependent on the cash flow generated by the operations of AirTran Airways and distributions thereof to us to meet our liquidity needs and debt service obligations, including payment of the notes. AirTran Airways is a separate and distinct legal entity and although it has unconditionally guaranteed payment of the notes, due to limitations and restrictions in its debt instruments, it may be unable to pay any amounts due on its guarantee or to provide us with funds for our payment obligations on the notes, by dividend, distribution, loan or other payment. Our outstanding debt restricts our ability and that of AirTran Airways to pay dividends and to incur additional indebtedness including borrowings from us. Future borrowings by us and our subsidiary may include additional restrictions. In addition, under applicable state law, our subsidiary may be limited in the amount it is permitted to pay as dividends on its capital stock.

The notes are unsecured.

The notes are senior unsecured obligations of AirTran Holdings and rank equal in right of payment with all our other current and future senior unsecured indebtedness. The notes are also guaranteed by our subsidiary, AirTran Airways. Substantially all of our debt obligations are secured obligations of AirTran Airways and the notes are unsecured and thus are junior to such obligations to the extent of collateral pledged as security. Substantially all of our outstanding debt is secured. As of September 30, 2003, we had $311.2 million of consolidated indebtedness outstanding and of that amount, AirTran Airways had $186.2 million of indebtedness outstanding, of which $184.4 million was secured by flight equipment, real property and other assets and $1.8 million was composed of capital lease obligations. The notes are also effectively subordinated to claims of creditors, including trade creditors, of our subsidiaries (other than AirTran Airways). As of September 30, 2003, our subsidiaries (other than AirTran Airways) had outstanding approximately $121.3 million of liabilities.

Restrictive covenants in our debt instruments, including the indenture for the notes, and those of AirTran Airways, our operating subsidiary, could limit how we conduct our business, which could affect our long-term growth potential and our ability to satisfy our obligations, including repayment of the notes.

Our debt instruments, including the indenture for the notes, and those of AirTran Airways contain covenants that, among other things, restrict our and its ability to:

•	pay dividends and/or other distributions;

•	prepay existing indebtedness;

•	make investments and other restricted payments;

•	incur additional indebtedness;

•	acquire new aircraft;

•	sell assets;

•	enter into certain mergers; and

•	engage in certain transactions with affiliates.

As a result of these restrictive covenants, we and AirTran Airways may be limited in how we conduct our business, and may be unable to raise additional debt or equity financing to operate during general economic or business downturns, to compete effectively, or to take advantage of new business opportunities. This may affect our ability to generate revenues and make profits. Without sufficient revenues, we may not be able to pay interest and principal on outstanding debt, including the notes.

The failure to comply with the covenants and restrictions contained in our and AirTran Airways’ indentures and other financing agreements could lead to a default under the terms of those agreements. If such a default occurs, the other parties to these agreements could declare all amounts borrowed and all amounts due under other instruments that contain provisions for cross-acceleration or cross-default due and payable. If that occurs, we and AirTran Airways may not be able to make payments on outstanding debt, meet working capital and capital expenditure requirements, or be able to find additional alternative financing on favorable or acceptable terms.

We may not have the financial resources to repurchase the notes upon the occurrence of a “fundamental change” or at the option of a holder.

In the event of a “fundamental change” of AirTran under the indenture for the notes, we will have to offer to repurchase all outstanding notes at a purchase price equal to 100% of their face amount, plus accrued and unpaid interest to the purchase date. In addition, holders may require us to repurchase their notes on July 1 of 2010, 2013 and 2018. It is possible that we will not have, nor have access to, sufficient funds at the time of any such repurchase request or “fundamental change” to make the required repurchase of the notes. We have no unused credit lines and must satisfy all our working capital and capital expenditure requirements from cash provided by operating activities, from external capital sources or from the sale of assets. Substantially all our strategic assets, including our aircraft and overhaul facilities, are pledged to secure outstanding indebtedness. In addition, our current debt instruments may require us to pay such debt upon occurrence of a fundamental change. If we are required to repurchase the notes, we would probably require third party financing, but we cannot be sure that we would be able to obtain third party financing on acceptable terms, if at all.

There is currently no public market for the notes, and there may never be a public market for the notes.

The notes are securities for which there is currently no public market. We do not intend to list the notes on any national securities exchange or to seek the admission of the notes for trading over the National Association of Securities Dealers Automated Quotation System. The notes have been designated for trading in the PORTAL Market, which is the National Association of Securities Dealers’ screen-based, automated market for trading of securities eligible for resale in compliance with Rule 144A. However, market liquidity may not develop. If an active public market does not develop, the market price and liquidity of the notes may be adversely affected. If any of the notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition and performance. Prospective investors in the notes should be aware that they may be required to bear the financial risks of such investment for an indefinite period of time. See “Description of Notes.”

Risks Related to Our Business and Industry

The terrorist attacks of September 11, 2001 and the continuing international hostilities and geopolitical and other world events have adversely affected and may continue to adversely affect our financial results.

The terrorist attacks of September 11, 2001 involving commercial aircraft adversely affected our financial condition and results of operations, and the airline industry in general. Those effects continue to a degree. Moreover, additional terrorist attacks, even if not made directly on the airline industry, or the fear of such attacks, could further negatively affect us and the airline industry. If new international hostilities arise, it may further decrease demand for air travel and cause fuel prices to increase, which could have a material adverse impact on our financial condition, liquidity and results of operations.

Among the effects we experienced from the September 11, 2001 terrorist attacks were significant flight disruption costs caused by the FAA-imposed grounding of the U.S. airline industry’s fleet, significantly increased security, insurance and other costs, significantly higher ticket refunds, significantly reduced load factors (defined as revenue passenger miles divided by available seat miles), and significantly reduced yields. Further terrorist attacks against commercial aircraft could result in another grounding of our fleet, and would likely result in significant reductions in load factor and yields, along with increased issuance of credit vouchers for future tickets and security, insurance and other costs. In addition, terrorist attacks not involving commercial aircraft, or other world events that impact travel, could adversely affect us through decreased load factors and yields and could also result in increased costs for us and our industry. Premiums for aviation insurance have increased substantially, and could escalate further, or certain aviation insurance could become unavailable or available only for reduced amounts of coverage that are insufficient to comply with the levels of insurance coverage required by aircraft lenders and lessors or required by applicable government regulations. Additionally, war-risk coverage or other insurance might cease to be available to our vendors, or might be available only at significantly increased premiums or for reduced amounts of coverage, which could adversely affect our operations or costs.

Further increases in fuel costs will negatively affect our operating expenses and financial results.

Aircraft fuel is a significant expenditure for us. Aircraft fuel accounted for 22.0% and 22.9% of our 2002 and 2001 operating expenses, respectively, excluding special items. Increases in fuel prices or a shortage of supply could have a material adverse effect on our operations and operating results. The impact to our operations is disproportionately higher on average than to our competitors, primarily due to the fact that many of our competitors are currently using a larger percentage of more fuel-efficient aircraft, have favorable hedging positions and, accordingly, have fuel costs that represent a smaller portion of their total costs. Subject to market conditions, we may implement fare increases to pass fuel cost increases to our customers. There can be no assurance that any such fare increase would not reduce the competitive advantage we seek by offering affordable fares.

Aircraft fuel costs are highly correlated to oil prices and thus fluctuate with changes in supply and demand for oil. Due to the effect of world and economic events on the price and availability of oil, the future availability and cost of jet fuel cannot be predicted with any degree of certainty. Based on our 2002 fuel usage, we estimate that a 10% increase in fuel prices would have resulted in an increase in fuel expenses of approximately $15.4 million, including the effects of our fuel hedges. In 2002, we terminated our fuel-hedging contracts consisting of swap agreements and entered into fixed-price fuel contracts and fuel cap contracts to partially protect against significant increases in aircraft fuel prices. Our fuel hedging program currently protects us against potential fuel price increases on approximately 59.7% of our estimated fuel requirements through December 2003; approximately 32.7% through March 2004; approximately 18.4% through June 2004; approximately 12.4% through September 2004; and approximately 12.2% through December 2004.

We are subject to various risks as a result of our fleet concentration in B717s.

Although we anticipate adding B737s to our fleet beginning in the summer of 2004, by the end of 2003, we expect our entire fleet of aircraft to consist of B717s. Although we derive certain benefits in terms of reduced maintenance, training and other costs as a result, a concentration of our fleet in one aircraft type may expose us to risks in the event of, among other things, FAA action to ground that aircraft generally if actual or suspected defects were discovered in the future unique to that aircraft. Other carriers operate with a more diversified fleet and would be better able to withstand such an event.

Our operating results may suffer because of competition in the low-fare airline markets we serve.

The airline industry, in general, and the low-fare sector in particular, is highly competitive and is served by numerous companies. We may face greater competition in the future. Any increased competition could have a negative impact on our business and operating results. Currently there is substantial excess capacity in the U.S. domestic market with large numbers of aircraft having been temporarily removed from service by other airlines. Notwithstanding this condition, we anticipate adding substantial additional capacity to our fleet by acquisition of at least 50 new B737s and 10 additional B717s for delivery in the period 2004 to 2008.

Competitors with greater financial resources than ours may respond to our introduction of substantial additional capacity by pricing their fares at or below our fares or increasing their service by, among other things, returning to service aircraft currently parked or stored. This competition could prevent us from attaining a share of the passenger traffic necessary to sustain profitable operations with our expanded fleet. Our ability to meet price competition depends on, among other things, our ability to operate at costs equal to or lower than our competitors or potential competitors.

The profitability of our operations is influenced by economic conditions as demand for discretionary travel diminishes during economic downturns.

The airline industry has been experiencing a decline in traffic, particularly business traffic, due to slower general economic conditions beginning in 2000 and more recently, from the lingering impact of the terrorist attacks of September 11, 2001 and ongoing international events. The profitability of our operations is influenced by the condition of the U.S. economy, which may impact the demand for discretionary travel and our competitive pricing position. A substantial portion of our business is discretionary travel, which tends to decline during economic downturns. A continued decline in the U.S. economy could have a substantial effect on our results of operations.

We depend heavily on the Atlanta market to be successful.

Our business strategy has historically focused on adding flights to and from our Atlanta base of operations. We recently expanded the scope and growth of our route network to increase the amount of non-Atlanta flights from approximately 10% outside of Atlanta during 2000 to approximately 26% by year-end 2002. While we have reduced our dependence on Atlanta, a nonstrategic, external reduction in our share of the Atlanta market or reduced passenger traffic to or from Atlanta could have a material adverse effect on our financial condition and results of operations. In addition, our dependence on a primary hub and on a route network operating largely on the East Coast makes us more susceptible to adverse weather conditions and other traffic delays along the East Coast than some of our competitors that may be better able to spread these traffic risks over larger route networks.

Airline strategic combinations and financial restructurings could have an impact on our operations in ways yet to be determined.

The competitive environment in the airline industry changes from time to time as carriers implement varying strategies in pursuit of profitability, including consolidation to expand operations and increase market strength, entering into global alliance arrangements and both out-of-court and court supervised financial restructurings to reduce their costs. We are unable to predict what effect, if any, changes in the competitive landscape might have on our business, financial condition and results of operations.

Our maintenance costs are expected to increase.

Our current maintenance expenses are lower than what we expect to incur in the future because most of the parts on our aircraft have been covered by multi-year warranties. Our maintenance costs are expected to increase as these aircraft age and are utilized more frequently and as our multi-year warranties expire.

Our reputation and financial results could be negatively affected in the event of a major aircraft accident.

An accident involving one of our aircraft could involve not only repair or replacement of the damaged aircraft and its consequent temporary or permanent loss from service, but also significant potential claims of injured passengers and others. Moreover, any aircraft accident, even if fully insured, could cause a public perception that our aircraft are less safe or reliable than other airlines, and that could have a negative effect on our business. The occurrence of one or more incidents or accidents involving our aircraft could have a material adverse effect on the public’s perception of us and our future operations.

We are required by the DOT to carry liability insurance on each of our aircraft. We currently maintain liability insurance in amounts and of the type consistent with industry practice. Although we currently believe our insurance coverage is adequate, the amount of such coverage may be changed in the future or we may be forced to bear substantial losses from accidents. Substantial claims resulting from an accident in excess of related insurance coverage could have a material adverse impact on our business and financial results.

We are subject to extensive regulation by the FAA, the DOT, and other governmental agencies, compliance with which could cause us to incur increased costs and negatively affect our business and financial results.

We are subject to a wide range of governmental regulation, including regulation by the FAA. A modification, suspension or revocation of any of our FAA authorizations or certificates could adversely impact our business.

Additional laws and regulations have been proposed that could significantly increase the cost of airline operations by imposing additional requirements or restrictions on operations. Laws and regulations have also been considered that would prohibit or restrict the ownership and/or transfer of airline routes or takeoff and landing slots. Also, the availability of international routes to United States carriers is regulated by treaties and related agreements between the United States and foreign governments that are amendable. We cannot predict what laws and regulations may be adopted or their impact and we cannot guarantee that laws or regulations currently proposed or enacted in the future will not adversely affect us.

Increased labor costs may adversely affect our results of operations.

Labor costs constitute a significant percentage of our total operating costs. A substantial portion of our work force is represented by labor unions and covered by collective bargaining agreements. Our agreement with our dispatchers who are represented by the Transport Workers Union (“TWU”) was ratified in March 2000 and becomes amendable in October 2004. Our agreement with our pilots who are represented by the National Pilots Association (“NPA”) was ratified in August 2001 and becomes amendable April 2005. We have four separate agreements with employee groups represented by the International Brotherhood of Teamsters (“IBT”). Our agreement with our maintenance technicians and inspectors was ratified in October 2000 and becomes amendable in October 2005. The agreement with our technical training instructors was ratified in March 2001 and becomes amendable in March 2006. The agreement with our stores clerks was ratified in June 2001 and becomes amendable in June 2006. Our agreement with our ground service equipment employees was effective October 2001 and becomes amendable in October 2006. We have a collective bargaining agreement with our flight attendants who are represented by the Association of Flight Attendants (“AFA”). The AFA contract was ratified in October 1998 and became amendable October 2002. Although we recently we reached a tentative agreement with the AFA on a new collective bargaining agreement, on July 23, 2003 we were informed by the AFA that its membership voted not to ratify the tentative agreement. As a result we are continuing our negotiations with the AFA.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling securityholders of the notes or the shares of common stock issuable upon conversion of the notes.

We received estimated net proceeds from the sale of the notes of approximately $121.45 million after deducting discounts and commissions for the initial purchasers and estimated expenses associated with the offering payable by us. We used all of the estimated net proceeds of the offering of the notes for working capital and general corporate purposes in an effort to improve our overall liquidity.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the New York Stock Exchange under the symbol “AAI.” Prior to August 15, 2001, our common stock was traded on the American Stock Exchange under the symbol “AAI.” The following table sets forth, for the periods indicated, the range of high and low sale prices (as reported in The Wall Street Journal) for our common stock. On December 16, 2003, the last reported sale price for our common stock was $11.50 per share.

	Common Stock Price
	High	Low
Year ended December 31, 2001
First Quarter	$10.40	$6.50
Second Quarter	12.25	7.50
Third Quarter	10.56	2.60
Fourth Quarter	7.18	3.50
Year ended December 31, 2002
First Quarter	7.45	5.31
Second Quarter	6.32	5.00
Third Quarter	5.54	2.34
Fourth Quarter	4.50	2.51
Year ending December 31, 2003
First Quarter	7.12	3.90
Second Quarter	10.95	6.75
Third Quarter	18.30	10.45
Fourth Quarter (through December 16, 2003)	20.84	10.85

As of December 16, 2003 there were approximately 4,800 holders of record of our common stock.

DIVIDEND POLICY

Historically we have not declared cash dividends on our common stock. In addition, our loan agreements restrict our ability to pay cash dividends. We intend to retain earnings to finance the development and growth of our business. Accordingly, we do not anticipate that any dividends will be declared on our common stock for the foreseeable future. Future payments of cash dividends, if any, will depend on our financial condition, results of operations, business conditions, capital requirements, restrictions contained in agreements, future prospects and other factors deemed relevant by our board of directors.

DESCRIPTION OF NOTES

The notes were issued under an indenture dated as of May 7, 2003, between AirTran, as issuer, and Wilmington Trust Company, as trustee. The notes and the shares issuable upon conversion of the notes are covered by a registration rights agreement. The indenture and registration rights agreement were filed as exhibits to the registration statement filed with the SEC of which this prospectus is a part.

The following description is a summary of the material provisions of the notes, the indenture and the registration rights agreement. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture and the registration rights agreement. Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus by reference.

As used in this “Description of Notes” section, references to “AirTran,” “the company,” “we,” “our” or “us” refer solely to AirTran Holdings, Inc. and not to our subsidiaries.

General

The notes are senior unsecured debt and rank on a parity with all of our other existing and future senior unsecured debt and prior to all of our subordinated debt. The notes are convertible into common stock as described under “Conversion of Notes.”

The notes are limited to $125,000,000 aggregate principal amount. The notes are issued only in denominations of $1,000 and multiples of $1,000. The notes will mature on July 1, 2023 unless earlier converted, redeemed or repurchased.

Neither we nor any of our subsidiaries are subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries are restricted under the indenture from paying dividends, incurring debt, or issuing or repurchasing our securities.

You are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of us except to the extent described below under “Repurchase at Option of the Holder.”

The notes bear interest at an annual rate of 7.00%. We will pay interest on January 1 and July 1 of each year, beginning July 1, 2003, to record holders at the close of business on the preceding December 15 and June 15, as the case may be, except interest payable upon redemption or repurchase will be paid to the person to whom principal is payable, unless the redemption date or repurchase date, as the case may be, is an interest payment date.

We maintain an office in the Borough of Manhattan, The City of New York, for the payment of interest, which is currently the office or agency of the trustee. We may pay interest either:

•	by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, you shall be paid, at your written election, by wire transfer in immediately available funds; or

•	by transfer to an account maintained by you in the United States.

However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

Ranking

The notes are our unsecured senior obligations and rank equally in right of payment with all our existing and future unsecured senior obligations. The notes are unsecured and thus are junior to our secured obligations to the extent of the value of the collateral securing such secured obligation. The notes are also effectively subordinated to all liabilities of our subsidiaries other than AirTran Airways, including deposits and trade payables.

The notes are fully and unconditionally guaranteed by AirTran Airways. The note guarantee is an unsecured senior obligation of AirTran Airways and ranks equally with all unsecured senior obligations of AirTran Airways. The note guarantee is unsecured and thus is junior to secured obligations of AirTran Airways and its subsidiaries to the extent of the value of the collateral securing such secured obligation and is also effectively subordinated to any obligations of AirTran Airways’ subsidiaries. As of December 31, 2002, AirTran Holdings had $18.2 million of secured obligations and AirTran Holdings’ subsidiaries had a total of $200.3 million of debt outstanding, substantially all of which is secured.

Note Guarantee

AirTran Airways has unconditionally guaranteed, on an unsecured basis, the performance and full and punctual payment when due, whether at stated maturity or otherwise, of all obligations of AirTran under the indenture (including obligations to the trustee) and the notes, whether for payment of principal of or interest on or any liquidated damages in respect of the notes, expenses, indemnification or otherwise. AirTran Airways has agreed to pay, in addition to the amount stated above, any and all costs and expenses incurred by the trustee or the holders in enforcing their rights under the note guarantee. The note guarantee is limited in amount to an amount not to exceed the maximum amount that can be guaranteed by AirTran Airways without rendering the note guarantee voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Conversion of Notes

You may convert any of your notes, in whole or in part, into common stock prior to the close of business on the final maturity date of the notes, subject to prior redemption or repurchase of the notes, only under the following circumstances:

•	upon satisfaction of a market price condition;

•	upon satisfaction of a trading price condition;

•	upon notice of redemption; or

•	upon specified corporate transactions.

The number of shares of common stock you will receive upon conversion of your notes will be determined by multiplying the number of $1,000 principal amount notes you convert by the conversion rate on the date of conversion. You may convert your notes in part so long as such part is $1,000 principal amount or an integral multiple of $1,000. The initial conversion rate is equal to 89.9281 shares of our common stock per $1,000 principal amount of notes, subject to adjustment as described below, which represents an initial conversion price of approximately $11.12 per share.

If we call notes for redemption, you may convert the notes only until the close of business on the business day immediately preceding the redemption date unless we fail to pay the redemption price. If you have submitted your notes for redemption upon a fundamental change, you may convert your notes only if you withdraw your redemption election. Similarly, if you exercise your option to require us to redeem your notes other than upon a fundamental change, those notes may be converted only if you withdraw your election to exercise your option in accordance with the terms of the indenture.

Upon conversion of notes, a holder will not receive any cash payment of interest (unless such conversion occurs between a regular record date and the interest payment date to which it relates). Our delivery to the holder of the full number of shares of our common stock into which the note is convertible, together with any cash payment for such holder’s fractional shares, or cash or a combination of cash and shares of our common stock in lieu thereof, will be deemed:

•	to satisfy our obligation to pay the principal amount of the note; and

•	to satisfy our obligation to pay accrued but unpaid interest, attributable to the period from the most recent interest payment date through the conversion date.

Notwithstanding the above, if notes are converted after a record date but prior to the next succeeding interest payment date, holders of such notes at the close of business on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest payable on the notes so converted; provided that no such payment need be made if (1) we have specified a redemption date that is after a record date and prior to the next interest payment date, (2) we have specified a purchase date following a fundamental change that is during such period or (3) only to the extent of overdue interest, any overdue interest exists at the time of conversion with respect to such note.

Conversion Upon Satisfaction of Market Price Condition

You may surrender your note for conversion into our common stock prior to close of business on the maturity date after June 30, 2003 if the closing sale price of our common stock exceeds 110% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter (such conversion right to continue once in effect through close of business on the maturity date regardless of subsequent changes in the closing sale price of our common stock).

The “closing sale price” of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by the Nasdaq System or by the National Quotation Bureau Incorporated. The “conversion price” as of any day will equal $1,000 divided by the number of shares of common stock issuable upon a conversion of $1,000 principal amount of notes.

Conversion Upon Satisfaction of Trading Price Condition

You may surrender your notes for conversion into our common stock prior to maturity during the five business day period after any five consecutive trading day period in which the “trading price” per $1,000 principal amount of notes, as determined following a request by a holder of notes in accordance with the procedures described below, for each day of that period was less than 98% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of notes (the “trading price condition”); provided that if on the date of any conversion pursuant to the trading price condition that is on or after July 1, 2018, the closing sale price of our common stock is greater than the conversion price, then you will receive, in lieu of common stock based on the conversion price, cash or common stock or a combination of cash and common stock, at our option, with a value equal to the principal amount of your notes plus accrued and unpaid interest, as of the conversion date (“Principal Value Conversion”). If you surrender your notes for conversion and it is a Principal Value Conversion, we will notify you by the second trading day following the date of conversion whether we will pay you all or a portion of the principal amount plus accrued and unpaid interest in cash, common stock or a combination of cash and common stock, and in what percentage. Any common stock delivered upon a Principal Value Conversion will be valued at the greater of the conversion price on the conversion date and the applicable stock price as of the conversion date. We will pay you any portion of the principal amount plus accrued and unpaid interest to be paid in cash and deliver common stock with respect to any portion of the principal amount plus accrued and unpaid interest to be paid in common stock no later than the third business day following the determination of the applicable stock price.

The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $10,000,000 principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $10,000,000 principal amount of the notes from a nationally recognized securities dealer or in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes, then the trading price per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the “closing sale price” of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes.

In connection with any conversion upon satisfaction of the above trading pricing condition, the trustee shall have no obligation to determine the trading price of the notes unless we have requested such determination; and we shall have no obligation to make such request unless you provide us with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 98% of the product of the closing sale price of our common stock and the number of shares of common stock issuable upon conversion of $1,000 principal amount of the notes. At such time, we shall instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of notes is greater than or equal to 98% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes.

Conversion Upon Notice of Redemption

If we call notes for redemption, you may convert the notes until the close of business on the business day immediately preceding the redemption date, after which time your right to convert will expire unless we default in the payment of the redemption price.

Conversion Upon Specified Corporate Transactions

If we elect to:

•	distribute to all holders of our common stock certain rights entitling them to purchase, for a period expiring within 45 days, our common stock at less than the average closing sale price of our common stock for the 10 trading days immediately preceding the declaration date for such distribution); or

•	distribute to all holders of our common stock, assets (exclusive of cash dividends), debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 5% of the closing sale price of our common stock on the day immediately preceding the declaration date for such distribution;

we must notify you at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, you may surrender your notes for conversion at any time until the earlier of close of business on the business day immediately preceding the ex-dividend date or any announcement by us that such distribution will not take place. No adjustment to your ability to convert will be made if you will otherwise participate in the distribution without conversion.

In addition, if we are a party to a consolidation, merger, binding share exchange or sale of all or substantially all of our assets, in each case pursuant to which our common stock would be converted into cash, securities or other property, you may surrender your notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until and including the date which is 15 days after the actual date of such transaction. If we are a party to a consolidation, merger, binding share exchange or sale of all or substantially all of our assets, in each case pursuant to which our common stock is converted into cash, securities, or other property, then at the effective time of the transaction, your right to convert a note into our common stock will be changed into a right to convert it into the kind and amount of cash, securities and other property which you would have received if you had converted your notes immediately prior to the transaction. If the transaction also constitutes a fundamental change, you can require us to redeem all or a portion of your notes as described under “Redemption at Option of the Holder Upon a Fundamental Change.”

Conversion Procedures

The initial conversion rate for the notes is 89.9281 shares of common stock per $1,000 principal amount of notes, subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash equal to the closing price of the common stock on the trading day prior to the conversion date. Except as described below, you will not receive any accrued interest or dividends upon conversion.

To convert your note into common stock you must do the following (or comply with DTC procedures for doing so in respect of your beneficial interest in notes evidenced by a global note held by DTC):

•	complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.

In lieu of delivery of shares of our common stock upon conversion of any notes, for all or any portion of the notes, we may elect to pay holders surrendering notes an amount in cash per note (or a portion of a note) equal to the applicable stock price multiplied by the conversion rate in effect on the conversion date. We will inform the holders through the trustee no later than two business days following the conversion date of our election to deliver shares of our common stock or to pay cash in lieu of delivery of the shares. Shares of our common stock and cash deliverable upon conversion will be delivered through the conversion agent no later than the third business day following the determination of the applicable stock price. If we elect to pay all of such payment in cash, we will then be obligated to pay to holders surrendering notes no later than the third business day following the applicable conversion date. If an event of default, as described under “—Events of Default; Waiver and Notice” below (other than a default in a cash payment upon conversion of the notes), has occurred and is continuing, we may not pay cash upon conversion of any notes or portion of the notes (other than cash for fractional shares).

The “applicable stock price” means, in respect of a date of determination, the average of the closing sale prices per share of common stock over the five-trading day period starting the third trading day following such date of determination.

The date you comply with these requirements is the conversion date under the indenture.

We will adjust the conversion rate if any of the following events occurs:

•	we issue common stock as a dividend or distribution on our common stock;

•	we issue to all holders of common stock certain rights or warrants to purchase our common stock at a price per share that is less than the then current market price of our common stock, as defined in the indenture;

•	we subdivide or combine our common stock;

•	we distribute to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets, including securities but excluding:

•	rights or warrants specified above;

•	dividends or distributions specified above; and

•	cash distributions.

If we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sale prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the New York Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted.

•	we distribute cash, excluding any dividend or distribution in connection with our liquidation, dissolution or winding up or any quarterly cash dividend on our common stock to the extent that the aggregate cash dividend per share of common stock in any quarter does not exceed the greater of:

•	the amount per share of common stock of the next preceding quarterly cash dividend on the common stock to the extent that the preceding quarterly dividend did not require an adjustment of the conversion rate pursuant to this clause, as adjusted to reflect subdivisions or combinations of the common stock; and

•	1.25% of the average of the last reported sale price of the common stock during the ten trading days immediately preceding the declaration of the dividend.

•	we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

•	someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for common stock in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause will only be made if:

•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership of common stock to more than 25% of the total shares of common stock outstanding; and

•	the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

However, the adjustment referred to in this clause will generally not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

To the extent that we have a rights plan in effect upon conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under the rights plan unless the rights have separated from the common stock at the time of conversion, in which case the conversion rate will be adjusted as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described under the fourth bullet above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your notes you will be entitled to receive the same type of consideration which you would have been entitled to receive if you had converted the notes into our common stock immediately prior to any of these events.

You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See “United States Federal Tax Considerations.”

We may, from time to time, increase the conversion rate if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. We will give holders notice of any increase in the conversion rate. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See “United States Federal Tax Considerations.”

We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Optional Redemption by AirTran Holdings

Beginning July 5, 2010, we have the right to redeem the notes in whole or in part for cash at a price of 100% of the principal amount plus accrued and unpaid interest to, but excluding, the redemption date. If the redemption date is an interest payment date, interest shall be paid to the record holder on the relevant record date. We are required to give notice of redemption by mail to holders not more than 60 but not less than 30 days prior to the redemption date.

If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be of the portion selected for redemption.

We may not redeem the notes pursuant to the optional redemption provisions of the indenture if we have failed to pay any interest on the notes and such failure to pay is continuing. We will notify the note holders if we redeem the notes.

Repurchase at Option of the Holder

You have the right to require us to repurchase the notes for cash on July 1 of 2010, 2013 and 2018. We will be required to repurchase any outstanding note for which you deliver a written repurchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the repurchase date. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the notes listed in the notice. Our repurchase obligation will be subject to certain additional conditions.

The repurchase price payable for a note will be equal to the principal amount plus accrued and unpaid interest to, but excluding, the repurchase date. We may, at our option, elect to pay the repurchase price in cash, in shares of our common stock or in any combination of the two. For a discussion of the tax treatment of note holders receiving cash, shares of our common stock or both, see “United States Federal Tax Considerations.”

If we elect to pay the repurchase price, in whole or in part, in shares of our common stock, the number of shares to be delivered in exchange for the portion of the repurchase price to be paid in our common stock will be equal to that portion of the repurchase price divided by 97.5% of the closing sale price of our common stock for the five trading days ending on the third business day prior to the applicable repurchase date (appropriately adjusted to take into account the occurrence of certain events that would result in an adjustment of the conversion rate with respect to our common stock). We will not, however, deliver fractional shares in repurchases using shares of our common stock as consideration. Note holders who would otherwise be entitled to receive fractional shares will instead receive cash in an amount equal to the market price of a share of our common stock multiplied by such fraction.

Because the market price of our common stock will be determined prior to the applicable repurchase date, note holders bear the market risk that our common stock will decline in value between the date the market price is calculated and the repurchase date.

Your right to require us to repurchase notes is exercisable by delivering a written repurchase notice to the paying agent within 20 business days of the repurchase date. The paying agent initially will be the trustee.

The repurchase notice must state:

(1) if certificated notes have been issued, the note certificate numbers (or, if your notes are not certificated, your repurchase notice must comply with appropriate DTC procedures);

(2) the portion of the principal amount of notes to be repurchased, which must be in $1,000 multiples; and

(3) that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business of the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if your notes are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, which remains subject to the repurchase notice.

We must give notice of an upcoming repurchase date to all note holders not less than 20 business days prior to the repurchase date at their addresses shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things:

•	whether we will pay the repurchase price of the notes in cash, shares of our common stock, or both (in which case the relative percentages will be specified);

•	if we elect to pay all or a portion of the repurchase price in shares of our common stock, the method by which we are required to calculate market price of the common stock; and

•	the procedures that holders must follow to require us to repurchase their notes.

Our right to repurchase your notes, in whole or in part, with shares of our common stock is subject to various conditions, including:

•	registration of the shares of our common stock to be issued upon repurchase under the Securities Act and the Exchange Act, if required;

•	qualification or registration of the shares of our common stock to be issued upon repurchase under applicable state securities laws, if necessary, or the availability of an exemption therefrom; and

•	listing of our common stock on a United States national securities exchange or quoted on an inter-dealer quotation system of any registered United States national securities association.

If these conditions are not satisfied by a repurchase date, we will pay the repurchase price of the notes to be repurchased entirely in cash. We may not change the form or components or percentages of components of consideration to be paid for the notes once we have given the note holders the required notice, except as described in the preceding sentence.

Payment of the repurchase price for a note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money sufficient to pay the repurchase price of the note on the business day following the repurchase date, then, on and after the date:

•	the note will cease to be outstanding;

•	interest will cease to accrue; and

•	all other rights of the holder will terminate.

This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent, and all other rights of the note holder will terminate, other than the right to receive the repurchase price upon delivery of the note.

Our ability to repurchase notes with cash may be limited by the terms of our then-existing borrowing agreements. Even though we become obligated to repurchase any outstanding note on a repurchase date, we may not have sufficient funds to pay the repurchase price on that repurchase date. See “Risk Factors—We may not have the financial resources to repurchase the notes upon the occurrence of a fundamental change or at the option of a holder.”

We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable in connection with any offer by us to repurchase the notes.

Redemption at Option of the Holder Upon a Fundamental Change

If a fundamental change of AirTran occurs at any time prior to the maturity of the notes, you may require us to redeem your notes for cash, in whole or in part, on a repurchase date that is 30 days after the date of our notice of the fundamental change. The notes will be redeemable in integral multiples of $1,000 principal amount.

We will redeem the notes at a price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the repurchase date. If the repurchase date is an interest payment date, we will pay interest to the record holder on the relevant record date.

We will mail to all record holders a notice of a fundamental change within 10 days after it has occurred. We are also required to deliver to the trustee a copy of the fundamental change notice. If you elect to redeem your notes, you must deliver to us or our designated agent, on or before the 30th day after the date of our fundamental change notice, your redemption notice and any notes to be redeemed, duly endorsed for transfer. We will promptly pay the redemption price for notes surrendered for redemption following the repurchase date.

A “fundamental change” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock that:

•	is listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or

•	is approved, or immediately after the transaction or event will be approved, for quotation on the NASDAQ National Market or any similar United States system of automated dissemination of quotations of securities prices.

We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a fundamental change.

These fundamental change redemption rights could discourage a potential acquirer. However, this fundamental change redemption feature is not the result of management’s knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term “fundamental change” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to redeem the notes upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

We may be unable to redeem the notes in the event of a fundamental change. If a fundamental change were to occur, we may not have enough funds to pay the redemption price for all tendered notes. The Indenture dated April 12, 2001 relating to AirTran Airways’ 11.27% Senior Secured Notes due 2008 ($70.3 million outstanding as of April 30, 2003) may require it to repurchase all its outstanding notes upon a fundamental change. In addition, any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting redemption of the notes under certain circumstances, or expressly prohibit our repurchase of the notes upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from purchasing or redeeming notes, we could seek the consent of our lenders to redeem the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to purchase or redeem the notes. Our failure to redeem tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

Merger and Sale of Assets by AirTran

The indenture provides that we may not consolidate with or merge with or into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless among other items:

•	we are the surviving person, or the resulting, surviving or transferee person, if other than us, is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	the successor person assumes all of our obligations under the notes and the indenture; and

•	after giving effect to such transaction, there is no event of default and no event which, after notice or passage of time or both, would become an event of default.

When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture.

Events of Default; Notice and Waiver

The following will be events of default under the indenture:

•	we fail to pay principal or premium, if any, when due upon redemption, repurchase or otherwise on the notes;

•	we fail to pay any interest and liquidated damages, if any, on the notes, when due and such failure continues for a period of 30 days;

•	we fail to provide notice of the occurrence of a fundamental change on a timely basis;

•	we fail to perform or observe any of the covenants in the indenture for 60 days after notice; or

•	certain events involving our bankruptcy, insolvency or reorganization.

The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, premium, interest or liquidated damages, if any, on the notes. However, the trustee must consider it to be in the best interest of the holders of the notes to withhold this notice.

If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal, premium, if any, and accrued interest and liquidated damages, if any, on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us, the principal, premium, if any, and accrued interest and liquidated damages, if any, on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal, premium, if any, interest or liquidated damages, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults.

Payments of principal, premium, if any, or interest on the notes that are not made when due will accrue interest at the annual rate of 1% above the then applicable interest rate from the required payment date.

The holders of a majority of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium, if any, or interest on the notes, unless:

•	the holder has given the trustee written notice of an event of default;

•	the holders of at least 25% in principal amount of outstanding notes make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

•	the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes; and

•	the trustee fails to comply with the request within 60 days after receipt.

Modification and Waiver

The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note if it would:

•	extend the fixed maturity of any note;

•	reduce the rate or extend the time for payment of interest or liquidated damages of any note;

•	reduce the principal amount or premium, if any, of any note;

•	reduce any amount payable upon redemption or repurchase of any note;

•	adversely change our obligation to redeem any note on a redemption date or upon a fundamental change;

•	adversely change our obligation to repurchase any note at the option of the holder;

•	impair the right of a holder to institute suit for payment on any note;

•	change the currency in which any note is payable;

•	impair the right of a holder to convert any note;

•	reduce the quorum or voting requirements under the indenture;

•	change our obligation to maintain an office or agency in the places and for the purposes specified in the indenture;

•	subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture; or

•	reduce the percentage of notes required for consent to any modification of the indenture.

We are permitted to modify certain provisions of the indenture without the consent of the holders of the notes.

Form, Denomination and Registration

The notes have been issued:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 principal amount and integral multiples of $1,000.

Global Note, Book-Entry Form

The notes are evidenced by a global note. We have deposited the global note with DTC and have registered the global note in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Beneficial interests in a global note may be held through organizations that are participants in DTC (called “participants”). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

Beneficial interests in a global note held by DTC can be held only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called “indirect participants”). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global note.

We will pay interest on and the redemption price and the repurchase price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the redemption or repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We have been informed that DTC’s practice is to credit participants’ accounts on that payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global note as shown in the records of DTC, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in the principal amount represented by a global note held through participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in “street name.”

Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing its interest.

Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in certificated form in exchange for global notes.

Registration Rights of the Noteholders

We entered into a registration rights agreement with the initial purchasers. Under the registration rights agreement, we agreed to file a shelf registration statement with the SEC, of which this prospectus is a part, covering resale of the registrable securities. We will use our best efforts to keep the shelf registration statement effective until the earlier of:

•	all of the registrable securities have been sold pursuant to the shelf registration statement; or

•	the expiration of the holding period under Rule 144(k) under the Securities Act, or any successor provision.

When we use the term “registrable securities” in this section, we are referring to the notes and the common stock issuable upon conversion of the notes until the earliest of:

•	the effective registration under the Securities Act and the resale of the securities in accordance with the registration statement;

•	the expiration of the holding period under Rule 144(k) under the Securities Act; and

•	the sale to the public pursuant to Rule 144 under the Securities Act, or any similar provision then in force, but not Rule 144A.

We may suspend the use of the prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period shall not:

•	exceed 30 days in any three-month period; or

•	an aggregate of 90 days for all periods in any 12-month period.

Notwithstanding the foregoing, we will be permitted to suspend the use of the prospectus for up to 60 days in any 3-month period under certain circumstances, relating to possible acquisitions, financings or other similar transactions.

We will pay predetermined liquidated damages if the shelf registration statement is not timely filed or made effective or if the prospectus is unavailable for periods in excess of those permitted above:

•	on the notes at an annual rate equal to 0.5% of the aggregate principal amount of the notes outstanding until the registration statement is filed or made effective or during the additional period the prospectus is unavailable; and

•	on the common stock that has been converted, at an annual rate equal to 0.5% of an amount equal to $1,000 divided by the conversion rate during such periods.

A holder who elects to sell registrable securities pursuant to the shelf registration statement will be required to:

•	be named as a selling stockholder in this prospectus;

•	deliver the prospectus to purchasers; and

•	be subject to the provisions of the registration rights agreement, including indemnification provisions.

Under the registration rights agreement we will:

•	pay all expenses of the shelf registration statement of which this prospectus is a part;

•	provide each registered holder copies of this prospectus;

•	notify holders when the shelf registration statement has become effective; and

•	take other reasonable actions as are required to permit unrestricted resales of the registrable securities in accordance with the terms and conditions of the registration rights agreement.

Holders of registrable securities that have not delivered a notice and questionnaire to us and are interested in selling their registrable securities pursuant to the shelf registration statement of which this prospectus is a part must complete and deliver a selling securityholder notice and questionnaire to us at least three business days prior to their intended distribution. Upon receipt of a completed questionnaire, together with any other information we may reasonably request, we will, within 5 business days, file any amendments to the shelf registration statement or supplements to the related prospectus as are necessary to permit holders to deliver this prospectus to purchasers of registrable securities, subject to our right to suspend the use of this prospectus. We will pay the predetermined liquidated damages described above to the holder if we fail to make the filing in the time required or, if such filing is a post-effective amendment to the shelf registration statement required to be declared effective under the Securities Act, if such amendment is not declared effective within 45 days of the filing. If holders of registrable securities do not complete and deliver a questionnaire or provide the other information we may request, they will not be named as a selling securityholder in this prospectus and will not be permitted to sell their registrable securities pursuant to the shelf registration statement of which this prospectus is a part. This summary of the registration rights agreement is not complete. This summary is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement. The registration rights agreement has been filed as an exhibit to the shelf registration statement of which this prospectus is a part.

Information Concerning the Trustee

We have appointed Wilmington Trust Company, the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is qualified in its entirety by reference to our articles of incorporation and bylaws.

General

Our authorized capital stock consists of

•	1,000,000,000 shares of common stock, par value $0.001 per share, and

•	5,000,000 shares of preferred stock, par value $0.01 per share.

As of December 16, 2003, 84,201,061 shares of our common stock and no shares of our preferred stock were issued and outstanding.

Common Stock

Voting Rights

The holders of our common stock are entitled to one vote per share on all matters to be voted on by stockholders. Holders of shares of our common stock are not entitled to cumulate their votes in the election of directors.

Generally, all matters to be voted on by our stockholders must be approved by a majority, or, in the case of the election of directors, by a plurality, of the votes cast, subject to state law and any voting rights granted to any of the holders of our preferred stock.

Dividends

Holders of our common stock will share in an equal amount per share in any dividend declared by our board of directors, subject to any preferential rights of any of our outstanding preferred stock.

Other Rights

On our liquidation, dissolution or winding up, after payment in full of any amounts we must pay to any creditors and any holders of our preferred stock, all of our common stockholders are entitled to share ratably in any assets available for distribution to our common stockholders.

No shares of our common stock are subject to redemption or have preemptive rights to purchase additional shares of our common stock.

Preferred Stock

As of the date of this prospectus, no shares of preferred stock are outstanding. Our board of directors may authorize the issuance of preferred stock in one or more series and may determine, with respect to any series, the designations, powers, preferences and rights of that series, and the qualifications, limitations and restrictions of that series, including:

•	the designation of the series;

•	the number of shares of the series, which number may thereafter be increased or decreased by our board of directors (but not below the number of shares of that series then outstanding);

•	whether dividends, if any, will be cumulative or noncumulative and the dividend rate of the series;

•	the conditions under which and the dates upon which dividends will be payable, and the relation which those dividends will bear to the dividends payable on any other class or classes of stock;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on and the preferences of shares of the series, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of our company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of that other class or series or that other security, the conversion price or prices or rate or rates, any adjustments to that price or those prices or that rate or those rates, the date or dates as of which those shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of shares of that series.

We believe that the ability of our board of directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and in meeting other corporate needs that might arise. Our authorized shares of preferred stock will be available for issuance without further action by our stockholders, unless that action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. The New York Stock Exchange currently requires stockholder approval as a prerequisite to listing shares in several instances, including the sale or issuance of common stock equal to 20% or more of presently outstanding stock for less than the greater of book or market value. Although our board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of that series, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors may decide to issue those shares based on its judgment as to the best interests of our company and our stockholders. Our board of directors, in so acting, could issue preferred stock having terms that could discourage a potential acquiror from making an unsolicited and unwanted acquisition attempt through which that acquiror may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of that stock.

Staggered Board of Directors

We have a staggered board of directors, pursuant to which directors in one of three classes are elected every three years for three-year terms. A staggered board of directors may make it less desirable for a third party to acquire control of us as it may take more than one year for the third party to effect a change of control by replacing our board of directors.

Business Combination Statute

We are subject to Section 78.438 of the Nevada Revised Statutes which restricts certain business combinations between our company and an “interested stockholder” or its affiliates or associates for three years after the stockholder becomes an “interested stockholder.” An “interested stockholder” is, in general, a stockholder that owns 10% or more of a corporation’s outstanding voting stock. The restrictions do not apply if our board of directors approved the transaction that caused an interested stockholder to become an interested stockholder. Although we may elect to exclude our company from the restrictions imposed by Section 78.438 of the Nevada Revised Statutes, our articles of incorporation do not currently exclude us from those restrictions. The impact of being subject to this provision could discourage an unfriendly or unsolicited takeover attempt.

Articles of Incorporation and Bylaw Provisions

The summary set forth below describes certain provisions of our articles of incorporation and bylaws. The summary is qualified in its entirety by reference to the provisions of our articles of incorporation and bylaws.

Some of the provisions of our articles of incorporation and bylaws discussed below may have the effect, either alone or in combination with the provisions of Section 78.438 discussed above, of making more difficult or discouraging a tender offer, proxy contest or other takeover attempt that is opposed by our board of directors but that a stockholder might consider to be in its best interest.

Stockholder Action by Written Consent; Special Meetings

Under the Nevada Revised Statutes and our articles of incorporation, any action required or permitted to be taken at a meeting of our stockholders may be taken without a meeting if a written consent is signed by stockholders holding at least a majority or other proportion of the voting power necessary to authorize or take the action.

Our bylaws provide that special meetings of stockholders may be called at any time by either a majority of our board of directors or by stockholders holding not less than 25% of the voting power. Business transacted at all special meetings must be confined to the objects stated in the calling of the meeting. A written request to our President or Secretary will cause either of them to give notice to our stockholders entitled to vote at the special meeting within 30 days after delivery of the request. The request may fix the time of the meeting and the contents of the notice. The notice must specify the place, day, hour and purpose for calling the meeting and must be sent to stockholders not less than 10 days nor more than 60 days before the meeting, except where the meeting is for the purpose of approving a merger or consolidation agreement, in which case notice must be given not less than 20 days prior to the meeting.

Amendments

The Nevada Revised Statutes require that any amendment to the provisions of our articles of incorporation must be approved by the holders of at least a majority of the outstanding common stock. Our bylaws provide that our board of directors may amend our bylaws.

Listing

Our common stock trades on the New York Stock Exchange under the symbol “AAI.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, Brooklyn, New York.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes the material U.S. federal income tax considerations relating to the purchase, ownership, and disposition of the notes and the shares of common stock into which the notes may be converted. This summary is based on the Internal Revenue Code of 1986, as amended (“Code”), existing and proposed Treasury Regulations, administrative pronouncements and judicial decisions, each as available on the date hereof. All of the foregoing are subject to change, possibly with retroactive effect or different interpretations. In either case, the tax consequences of purchasing, owning or disposing of the notes or the common stock could differ from those described in this summary. This summary generally applies only to U.S. holders that hold the notes or common stock as capital assets, generally property held for investment purposes.

For purposes of this summary, U.S. holders are beneficial owners of the notes or the common stock that, for U.S. federal income tax purposes, are:

•	citizens or residents of the United States;

•	a corporation created or organized under the laws of the United States or any State thereof (including the District of Columbia);

•	an estate if its income is subject to U.S. federal income taxation regardless of its source; or

•	a trust if such trust validly elects to be treated as a United States person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

A non-U.S. holder is a holder that is not a U.S. holder. Non-U.S. holders may be subject to special U.S. federal income tax rules, some of which are described below.

This summary generally does not address tax considerations that may be relevant to particular investors, such as:

•	financial institutions;

•	insurance companies;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	real estate investment trusts;

•	regulated investment companies;

•	grantor trusts;

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	persons that will hold the notes or common stock as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes; and

•	persons that have a “functional currency” other than the United States dollar; and

•	persons subject to the alternative minimum tax.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AND THE CONSEQUENCES OF FEDERAL ESTATE OR GIFT TAX LAWS, FOREIGN, STATE, OR LOCAL LAWS, AND TAX TREATIES.

U.S. Holders

Taxation of Interest

U.S. holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of tax accounting for U.S. federal income tax purposes. We may be required to make additional payments to holders of the notes as liquidated damages if we do not file or cause to become effective a registration statement, as described under “Description of the Notes—Registration Rights of the Noteholders.” The original issue discount rules allow contingent payments such as these to be disregarded in computing a holder’s interest income if the contingency is “remote.” We believe that the possibility is remote that we will make the payment in excess of stated interest or principal described above. Our determination in this regard is binding on U.S. holders unless they disclose their contrary position in their federal income tax return for the year during which they acquire a note.

Sale, Exchange or Redemption of the Notes

A U.S. holder will generally recognize capital gain or loss if the holder disposes of a note in a sale, redemption or exchange other than a conversion of the note solely into common stock. The holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s adjusted tax basis in the note. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the note. The holder’s tax basis in the note generally will equal the amount the holder paid for the note. The portion of any proceeds that is attributable to accrued interest will not be taken into account in computing the holder’s capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the holder has not previously included the accrued interest in income. The gain or loss recognized by a holder on a disposition of the note will be long-term capital gain or loss if the holder held the note for more than one year. Long-term capital gains of non-corporate taxpayers are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to limitation.

Repurchase of the Notes for Common Stock

If a U.S. holder requires us to repurchase a note and we elect to pay the repurchase price with common stock, assuming the notes are “securities” for U.S. federal income tax purposes, which is likely, the holder would generally not recognize any gain or loss on the exchange, except that the fair market value of common stock received with respect to accrued interest would be taxed as a payment of interest as described under “U.S. Holders—Taxation of Interest,” above. If the holder receives cash in lieu of a fractional share of common stock, however, the holder would be treated as if he received the fractional share and then had the fractional share redeemed for the cash. The holder would recognize capital gain or loss equal to the difference between the cash received and that portion of his basis in the common stock attributable to the fractional share. The holder’s adjusted tax basis in the common stock received in exchange for the note (including any fractional shares deemed to be issued and then redeemed for cash) would equal his adjusted tax basis in the note, increased, for a cash method holder, by the amount of income recognized with respect to accrued interest. The holder’s holding period for the common stock so received would include the period during which he held the note, except that the holding period of any common stock received with respect to accrued interest would commence on the date after conversion. If the notes are not securities for U.S. federal income tax purposes, and if the holder’s exchange of the note for common stock were not treated as a conversion of the note, then the exchange would be subject to the general rules for exchanges described under “U.S. Holders—Sale, Exchange or Redemption of the Notes,” above.

Repurchase of the Notes for Common Stock and Cash

If a U.S. holder requires us to repurchase a note and we deliver a combination of common stock and cash in satisfaction of our repurchase obligation (and such cash is not merely received in lieu of a fractional share of common stock), assuming that the notes are securities for U.S. federal income tax purposes, the holder would generally not recognize loss, but would generally recognize capital gain, if any, on the note so exchanged in an amount equal to the lesser of the gain realized (being, the excess, if any, of the fair market value of the common stock received plus cash received over the adjusted tax basis in the note exchanged therefor), and the cash received. Such gain generally would be long-term capital gain if the holder held the note for more than one year. The holder’s adjusted tax basis in the common stock received should generally equal the adjusted tax basis in the note exchanged, decreased by the cash received, and increased by any amount of gain recognized. The holder’s holding period in the common stock received upon exchange of the notes would include the holding period of the note so exchanged.

Conversion of the Notes for Common Stock

A U.S. holder generally will not recognize any income, gain or loss on converting a note into common stock, except that the fair market value of common stock received with respect to accrued interest will be taxed as a payment of interest as described under “U.S. Holders—Taxation of Interest,” above. If the holder receives cash in lieu of a fractional share of common stock, however, the holder would be treated as if he received the fractional share and then had the fractional share redeemed for the cash. The holder would recognize capital gain or loss equal to the difference between the cash received and that portion of his basis in the common stock attributable to the fractional share. The holder’s aggregate basis in the common stock (including any fractional shares deemed to be issued and then redeemed for cash) will equal the holder’s adjusted basis in the note, increased, for a cash method holder, by the amount of income recognized with respect to accrued interest. The holder’s holding period for the common stock will include the period during which he held the note, except that the holding period of any common stock received with respect to accrued interest will commence on the date after conversion.

Conversion of the Notes for Common Stock and Cash

If a U.S. holder converts a note and we deliver a combination of common stock and cash (and such cash is not merely received in lieu of a fractional share of common stock) the tax treatment to the holder is uncertain. A holder may be required to recognize gain (but not loss) realized in the manner described under “U.S. Holders—Repurchase of the Notes for Common Stock and Cash” above. Alternatively, the cash payment may be treated as proceeds from a sale of a portion of the note, and taxed in the manner described under “U.S. Holders—Sale, Exchange or Redemption of the Notes,” above. In such case, the holder’s basis in the note would be allocated pro rata between the common stock received and the portion of the note that is treated as sold for cash. U.S. holders should consult their tax advisors regarding the proper treatment to them of the receipt of a combination of cash and common stock upon a conversion. The holding period for any common stock received in the conversion would include the holding period for the note.

Market Discount.

A holder of a note (other than a note acquired from us at original issuance) may be affected by the “market discount” provisions of the Code. For this purpose, the market discount on a note generally will be equal to the amount, if any, by which the stated redemption price at maturity of the note immediately after acquisition (other than at original issue) exceeds the holder’s adjusted tax basis in the note.

Subject to a de minimis exception, these provisions generally require a U.S. holder who acquires a note at a market discount to treat as ordinary income any gain recognized on the disposition of such note to the extent of the “accrued market discount” on such note at the time of maturity or disposition, unless the holder elects to include accrued market discount in income over the life of the note.

The election to include market discount in income over the life of the notes, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the note at the time of acquisition, or, at the election of the holder, under a constant yield method. If an election is made to apply the constant yield method, it will apply only to the notes with respect to which it is made, and may not be revoked.

A U.S. holder who acquires notes at a market discount and who does not elect to include accrued market discount in income over the life of the notes may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the notes until maturity or until such notes are disposed of in a taxable transaction. If a U.S. holder acquires notes with market discount and receives common stock upon conversion of such notes, the amount of accrued market discount not previously included in income with respect to the converted notes through the date of conversion will be treated as ordinary income upon the disposition of the common stock.

Amortizable Premium.

A U.S. holder who purchases a note at a premium over its stated principal amount, plus accrued interest, generally may elect to amortize such premium (“Section 171 premium”) from the purchase date to the note’s maturity date under a constant-yield method that reflects semi-annual compounding based on the note’s payment period (with a corresponding decrease in tax basis). Amortizable premium, however, will not include any premium attributable to a note conversion feature. The premium attributable to the conversion feature is the excess, if any, of the note’s purchase price over what the note’s fair market value would be if there were no conversion feature. Amortized Section 171 premium is treated as an offset to interest income on a note and not as a separate deduction. The election to amortize a premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

Constructive Dividends

If at any time the conversion rate of the notes is increased, such increase may be deemed to be the payment of a taxable dividend, for U.S. federal income tax purposes, to the holders of the notes. For example, an increase in the conversion rate in the event of distributions of our debt instruments, or our assets, or an increase in the event of an extraordinary cash dividend, generally will result in deemed dividend treatment to the holders of the notes, but an increase in the event of stock dividends or the distribution of rights to subscribe for our common stock generally will not.

Dividends

After a U.S. holder converts a note into common stock, if we make a distribution in respect of that stock (other than a dividend in the form of additional shares of our common stock), the distribution will be treated as a dividend, taxable to the U.S. holder as ordinary income, to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds our current and accumulated profits, the excess will be treated first as a tax-free return of the holder’s investment, up to the holder’s basis in the common stock. Any remaining excess will be treated as capital gain. If the U.S. holder is a U.S. corporation, it generally would be able to claim a dividends received deduction equal to a portion of any dividends received, subject to customary limitations and conditions.

Sale or Exchange of Common Stock

A U.S. holder will generally recognize capital gain or loss on a sale or exchange of common stock. The holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s adjusted tax basis in the stock. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss recognized by a holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the shares for more than one year.

Special Rules Applicable to Non-U.S. Holders

Taxation of Interest

Payments of interest to non-U.S. holders generally are subject to U.S. federal income tax at a rate of 30%, collected by means of withholding by the payor. Payments of interest on the notes to most non-U.S. holders, however, will qualify as portfolio interest, and thus will be exempt from the withholding tax, if the holders certify their nonresident status as described below. The portfolio interest exemption will not apply to payments of interest to a non-U.S. holder that:

•	owns, directly or indirectly, at least 10% of our voting stock, or

•	is a “controlled foreign corporation” that is related to us.

If payments of interest do not qualify as portfolio interest, the 30% withholding tax might not apply, or might apply at a reduced rate, under the terms of an income tax treaty between the United States and the non-U.S. holder’s country of residence. The portfolio interest exemption, entitlement to treaty benefits and several of the special rules for non-U.S. holders described below apply only if the holder certifies its nonresident status. A non-U.S. holder can meet this certification requirement in the manner described under “—Backup Withholding and Information Reporting,” below.

Sale, Exchange or Redemption of Notes

Non-U.S. holders generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, or other disposition of the notes. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

•	the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business;

•	the non-U.S. holder was a citizen or resident of the United States and is subject to special rules that apply to expatriates;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met; or

•	the rules of the Foreign Investment in Real Property Tax Act (“FIRPTA”) (described below) treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange or other disposition of notes if we are, or have been within the shorter of the five-year period preceding such sale, exchange or disposition and the period the non-U.S. holder held the notes, a U.S. real property holding corporation (“USRPHC”). In general, we would be a USRPHC if interests in U.S. real estate equal or exceed 50% of our assets. We do not believe that we are a USRPHC or that we will become one in the future.

Conversion of the Notes

A non-U.S. holder generally will not recognize any income, gain or loss on converting a note into common stock. Any gain recognized as a result of the holder’s receipt of cash would also generally not be subject to U.S. federal income tax. See “Non-U.S. Holders—Sale or Exchange of Common Stock,” below.

Dividends

Dividends paid to a non-U.S. holder on common stock received on conversion of a note generally will be subject to U.S. withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of a tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying its nonresident status as described under “Backup Withholding and Information Reporting,” below.

Sale or Exchange of Common Stock

Non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange or other disposition of common stock. This general rule, however, is subject to exceptions. For example, the gain would be subject to U.S. federal income tax if:

•	the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business;

•	the non-U.S. holder was a citizen or resident of the United States and is subject to special rules that apply to expatriates;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met; or

•	the FIRPTA rules treat the gain as effectively connected with a U.S. trade or business.

Income or Gains Effectively Connected With a U.S. Trade or Business

The preceding discussion of the tax consequences of the purchase, ownership or disposition of notes or common stock by a non-U.S. holder assumes that the holder is not engaged in a U.S. trade or business. If any interest on notes, dividends on common stock, or gain from the sale, exchange or other disposition of notes or common stock is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the income or gain will be subject to U.S. federal income tax in the same manner as is applicable to a U.S. holder. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” income or gain will be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the United States. Payments of interest or dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a non-U.S. holder, will not be subject to the 30% withholding tax. To claim this exemption from withholding, the holder must certify its qualification by filing IRS Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that are effectively connected with its U.S. trade or business generally would be subject to a branch profits tax. The branch profits tax rate is generally 30%, although an applicable tax treaty might provide for a lower rate.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by backup withholding rules. These rules require the payors to withhold tax at a 28% rate from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number or repeatedly failing to report interest or dividends on his returns. The information reporting and backup withholding rules generally do not apply to payments to corporations, whether domestic or foreign.

Payments of interest or dividends to non-corporate U.S. holders of notes or common stock will generally be subject to information reporting, and will be subject to backup withholding unless the holder provides us or our paying agent with a correct taxpayer identification number.

The information reporting and backup withholding rules do not apply to payments that are subject to the 30% withholding tax on dividends or interest paid to nonresidents, or to payments that are exempt from that tax by application of a tax treaty or special exception. Therefore, payments of dividends on common stock, or interest on notes to non-U.S. holders, generally will not be subject to information reporting or backup withholding assuming appropriate certification requirements are satisfied. A non-U.S. holder can meet this certification requirement by providing an IRS Form W-8BEN or appropriate substitute form to us or our paying agent. If the holder holds the notes through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Payments made to U.S. holders by a broker upon a sale of notes or common stock generally will be subject to information reporting and backup withholding. If, however, the sale is made through a foreign office of a U.S. broker, the sale will be subject to information reporting but not backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

Payments made to a non-U.S. holder by a broker upon a sale of notes or common stock will not be subject to information reporting or backup withholding provided the holder certifies its foreign status.

Any amounts withheld from a payment to a holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided the required information is furnished to the IRS.

THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR NOTES OR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

SELLING SECURITYHOLDERS

We originally issued the notes to the initial purchasers, Morgan Stanley & Co. Incorporated, Raymond James & Associates, Inc., Citigroup Global Markets, Inc. and Blaylock & Partners, L.P., in a private placement in May 2003, including the full exercise by the initial purchasers of their option to purchase additional notes. The notes were subsequently resold by the initial purchasers in transactions exempt from registration under Rule 144A under the Securities Act. Selling securityholders, which term includes their transferees, pledgees, donees or their successors, may from time to time offer and sell the notes and the common stock into which the notes are convertible pursuant to this prospectus or any applicable prospectus supplement.

The following table sets forth certain information concerning the principal amount of notes beneficially owned and the number of shares of common stock issuable upon conversion of those notes that may be offered from time to time under this prospectus by the selling securityholders named in the table. We prepared this table based on the information supplied to us by the selling securityholders named in the table and we have not sought to verify such information. This table only reflects information regarding selling securityholders who have provided us with such information. We expect that we will update this table as we receive more information from holders of the notes who have not yet provided us with their information. We will supplement or amend this prospectus to include additional selling securityholders upon request and upon provision of all required information to us. Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements or amendments to this prospectus if and when necessary.

The number of shares of common stock issuable upon conversion of the notes shown in the table below assumes conversion of the full amount of notes held by each selling securityholder at an initial conversion rate of 89.9281 shares per $1,000 principal amount of notes. This conversion price is subject to adjustment in certain events. Accordingly, the number of shares issuable upon conversion may increase or decrease from time to time. The percentages of common stock beneficially owned and being offered are based on the number of shares of our common stock that were outstanding as of December 16, 2003. Because the selling securityholders may offer all or some portion of the notes or the shares of common stock issuable upon conversion of the notes pursuant to this prospectus, we have assumed for purposes of the table below that the selling securityholders will sell all of the notes and all of the shares of common stock offered by this prospectus pursuant to this prospectus. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes in transactions exempt from the registration requirements of the Securities Act since the date on which they provided the information to us regarding their holdings. As of December 16, 2003, we had $125,000,000 in principal amount of the notes and 84,201,061 shares of common stock outstanding.

Based upon information provided by the selling securityholders, none of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

Name	Principal Amount of Debentures Beneficially Owned and Offered	Percentage of Debentures Outstanding	Shares of Common Stock Beneficially Owned Before the Offering (1)	Conversion Shares of Common Stock Offered	Common Stock Owned Upon Completion of the Offering (2)
					Number of Shares	Percentage
Advent Convertible Master (Cayman) L.P.	11,463,000	9.17%	—	1,030,845	—	—
Akela Capital Master Fund, Ltd.	7,000,000	5.60%	—	629,496	—	—
Alpha US Sub Fund 4 LLC	471,000	*	—	42,356	—	—
BNP Paribas Arbitrage.	4,500,000	3.60%	—	404,676	—	—
BP Amoco PLC Master Trust	416,000	*	—	37,410	—	—
CNH CA Master Account, L.P.	1,000,000	*	—	89,928	—	—
DBAG – London	3,850,000	3.08%	—	346,223	—	—
DB Equity opportunities Master Portfolio LTD	2,000,000	1.6%	—	178,856	—	—
DeAM Convertible Arbitrage	1,000,000	*	—	89,928	—	—
Guggenheim Portfolio Co. XV, LLC	1,500,000	1.20%	—	134,892	—	—
Hfr Arbitrage Fund	684,000	*	—	61,510	—	—
HMC Securities LLC	2,000,000	1.60%	—	179,856	—	—
Hotel Union & Hotel Industry of Hawaii Pension Plan	167,000	*	—	15,017	—	—
Jefferies & Company Inc.	5,000	*	—	449	—	—
JMG Capital Partners, LP	11,100,000	8.88%	—	998,201	—	—
JMG Triton Offshore Fund, LTD	11,100,000	8.88%	—	998,201	—	—
LDG Limited	167,000	*	—	15,017	—	—
Lyxor	1,227,000	*	—	110,341	—	—
Lyxor/Silverado Fund Ltd.	1,500,000	1.20%	—	134,892	—	—
Mainstay Convertible Fund	400,000	*	—	35,971	—	—
Mainstay VP Convertible Fund	205,000	*	—	18,435	—	—
McMahan Securities Co. L.P.	260,000	*	—	23,381	—	—
Newport Alternative Income Fund	440,000	*	—	39,568	—	—
New York Life Insurance Company (Post 82)	530,000	*	—	47,661	—	—
New York Life Insurance Company (Pre 82)	250,000	*	—	22,482	—	—
OIP Limited	1,240,000	*	—	111,510	—	—
Performance Capital Group LLC	2,000,000	1.60%	—	179,856	—	—
Plexus Fund Limited	12,000,000	9.60%	—	1,079,137	—	—
Polaris Vega Fund, L.P.	1,000,000	*	—	89,928	—	—

Name	Principal Amount of Debentures Beneficially Owned and Offered	Percentage of Debentures Outstanding	Shares of Common Stock Beneficially Owned Before the Offering (1)		Conversion Shares of Common Stock Offered	Common Stock Owned Upon Completion of the Offering (2)
						Number of Shares		Percentage
Pyramid Equity Strategies Fund	500,000	*	—		44,964	—		—
Ramius Capital Group	500,000	*	—		44,964	—		—
Ramius, LP	150,000	*	—		13,489	—		—
Ramius Master Fund, Ltd.	1,500,000	1.20%	—		134,892	—		—
Ramius Partners II, LP	200,000	*	—		17,985	—		—
RBC Alternative Assets Convertible Fund LP	100,000	*	—		8,992	—
RCG Baldwin, LP	550,000	*	—		49,460	—		—
RCG Latitude Master Fund, Ltd.	6,100,000	4.88%	—		548,561	—		—
RCG Multi Strategy Master Fund, Ltd.	2,000,000	1.60%	—		179,856	—		—
Silverado Arbitrage Trading	1,000,000	*	—		89,928	—		—
Silvercreek II Limited	1,380,000	1.10%	—		124,100	—		—
Silvercreek Limited Partnership	2,940,000	2.35%	—		264,388	—		—
San Diego County Employees Retirement Association	1,000,000	*	—		89,928	—		—
Sphinx Convertible Arbitrage Fund SPC	125,000	*	—		11,241	—		—
Sphinx Fund c/o TQA Investors, LLC	32,000	*	—		2,877	—		—
Tag Associates	105,000	*	—		9,442	—		—
TQA Master Fund, Ltd.	740,066	*	—		66,552	—		—
TQA Master Plus, Ltd.	1,729,934	1.38%	—		155,569	—		—
UBS O’Connor LLC F/B/O O’Conner Global Convertible Arbitrage Master Ltd.	1,750,000	1.40%	—		157,374	—		—
UBS Securities LLC	7,650,000	6.12%	—		687,949	—		—
Univest Multi Strategy Convertible Fund	200,000	*	—		17,985	—		—
Viacom Inc. Pension Plan Master Trust	14,000	*	—		1,258	—		—
Windmill Master Fund, LP	2,000,000	1.60%	—		179,856	—		—
WPG Convertible Arbitrage Overseas Master Fund	1,000,000	*	—		89,982	—		—
WPG MSA Convertible Arbitrage Fund	200,000	*	—		17,985	—		—
Xavex—Convertible Arbitrage 7 Fund c/o TQA Investors, LLC	383,000	*	—		34,442	—		—
Xavex Convertible Arbitrage No. 5	1,000,000	*	—		89,928	—		—
Zazove Convertible Arbitrage Fund L.P.	4,000,000	3.20%	—		359,712	—		—
Zazeve Hedge Convertible Fund L.P.	1,500,000	1.20%	—		134,892	—		—
Zurich Institutional Benchmarks Master Fund Ltd c/o Zazove	2,500,000	2.00%	—		224,820	—		—
Zurich Institutional Benchmarks Master Fund Ltd. c/o SSI Investment Management, Inc.	1,023,000	*	—		91,996	—		—
Zurich Institutional Benchmarks Master Fund, Ltd. c/o TQA Investors, LLC	198,000	*	—		17,805	—		—
All other holders of notes or future transferees from such holders(3)	1,455,000	1.16%	—		130,845	—		—

Totals	$125,000,000	100%	—	(4)	11,241,012	—	(4)	*

*	Less than one percent.
(1)	Figures in this column do not include the shares of common stock issuable upon conversion of the notes listed in the column to the right.
(2)	Assumes the sale of all the notes and all of the shares of common stock offered pursuant to this prospectus.
(3)	Information about additional selling securityholders will be set forth in post-effective amendments to this prospectus, if required.
(4)	Assumes that all other holders of notes or future transferees do not beneficially own any shares of common stock other than the shares issuable upon conversion of the notes.

PLAN OF DISTRIBUTION

The selling securityholders, which term includes all transferees, pledgees, donees or their successors, may from time to time sell the notes and the common stock into which the notes are convertible covered by this prospectus, which we refer to in this section as the “securities,” directly to purchasers or offer the securities through underwriters, broker-dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling securityholders and/or the purchasers of securities for whom they may act as agent, which discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The securities may be sold in one or more transactions:

•	at fixed prices;

•	at prevailing market prices at the time of sale;

•	at varying prices determined at the time of sale; or

•	at negotiated prices.

These sales may be effected in transactions, which may involve crosses or block transactions, in the following manner:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter-market;

•	in transactions otherwise than on these exchanges or services or in the over-the-counter market; or

•	through the writing and exercise of options, whether these options are listed on any options exchange or otherwise.

In connection with the sale of the securities, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging positions they assume. The selling securityholders may sell the securities short and deliver securities to close out short positions, or loan or pledge the securities or broker-dealers that in turn may sell these securities.

Our outstanding common stock is listed for trading on The New York Stock Exchange under the symbol “AAI.” We do not intend to list the notes on any securities exchange. We cannot assure you as to the liquidity of any trading market for the notes that may develop.

In order to comply with the securities laws of some jurisdictions, if applicable, the holders of securities may offer and sell those securities in such jurisdictions only through registered or licensed brokers or dealers. In addition, under certain circumstances, in some jurisdictions the securities may not be offered or sold unless they have been registered or qualified for sale in the applicable jurisdiction or an exemption from registration or qualification requirements is available and is complied with.

The selling securityholders, and any underwriters, broker-dealers or agents that participate in the sale of the securities, may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any sale of the securities may be underwriting compensation under the Securities Act.

If required, at the time of a particular offering of securities by a selling securityholder, a supplement to this prospectus will be circulated setting forth the name or names of any underwriters, broker-dealers or agents, any discounts, commissions or other terms constituting compensation for underwriters and any discounts, commissions or concessions allowed or reallowed or paid to agents or broker-dealers.

We entered into a registration rights agreement for the benefit of holders of the securities to register their securities under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross indemnification of the selling securityholders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the securities, including liabilities under the Securities Act. In the event the selling securityholders sell their securities through any underwriter, the registration rights agreement provides for indemnification by us of those underwriters and their respective directors, officers and controlling persons against specified liabilities in connection with the offer and sale of those securities. Pursuant to the registration rights agreement, we will bear all fees and expenses incurred in connection with the registration of the securities, except that selling securityholders will pay all broker’s commissions and, in connection with any underwritten offering, underwriting discounts and commissions.

LEGAL MATTERS

Smith, Gambrell & Russell, LLP, Atlanta, Georgia, will pass upon the validity of the notes and the common stock issuable upon conversion of the notes being offered hereby and certain tax consequences of the notes.

EXPERTS

Ernst & Young LLP, independent certified public accountants, have audited our consolidated financial statements and schedules included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their reports, which are incorporated by reference into this prospectus and elsewhere in the registration statement, of which this prospectus is a part. Our consolidated financial statements and schedules are incorporated by reference in reliance on Ernst & Young LLP’s reports, based on their authority as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

Set forth below are estimates of the fees and expenses payable by AirTran Holdings, Inc. (the “Company”) in connection with the offer and sale of the common stock being registered:

SEC Registration Fee	$10,113
Legal Fees and Expenses	50,000
Accounting Fees and Expenses	50,000
Printing, Materials, and Postage	20,000
Miscellaneous Expenses	15,887

Total	$146,000

Item 15.	Indemnification of Directors and Officers

The Articles of Incorporation of AirTran Holdings, Inc. (the “Company”) provide that directors of the Company will not be personally liable for monetary damages to the Company for certain breaches of their fiduciary duty as directors to the fullest extent allowable by Nevada law. Under current Nevada law, directors would remain liable for: (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, and (ii) approval of certain illegal dividends or redemptions. In appropriate circumstances, equitable remedies or nonmonetary relief, such as an injunction, will remain available to a stockholder seeking redress from any such violation. In addition, this provision in the articles applies only to claims against a director arising out of his role as a director and not in any other capacity (such as an officer or employee of the Company).

The Company also has the obligation, pursuant to the Company’s Bylaws, to indemnify any director or officer of the Company for all expenses incurred by them in connection with any legal action brought or threatened against such person for or on account of any action or omission alleged to have been committed while acting in the course and scope of the person’s duties, if the person acted in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the Company, and with respect to criminal actions, had no reasonable cause to believe the person’s conduct was unlawful, provided that such indemnification is made pursuant to then existing provisions of Nevada Revised Statutes at the time of any such indemnification.

Item 16.	Exhibits.

The following exhibits are filed with this Registration Statement.

Exhibit No.	Description of Exhibit

4.1	Indenture dated as of May 7, 2003 by and among AirTran Holdings, Inc., as Issuer, AirTran Airways, Inc., as Guarantor, and Wilmington Trust Company, as Trustee (includes form of note)*

4.2	Registration Rights Agreement dated as of May 7, 2003 by and among AirTran Holdings, Inc., as Issuer, AirTran Airways, Inc., as Guarantor, and Morgan Stanley & Co. Incorporated, Raymond James & Associates, Inc., Citigroup Global Markets Inc. and Blaylock & Partners, L.P., as Initial Purchasers*

5.1	Opinion of Smith, Gambrell & Russell, LLP, as to the legality of the securities being offered *

Exhibit No.	Description of Exhibit

8.1	Opinion of Smith, Gambrell & Russell, LLP, as to certain tax matters*

12.1	Statement regarding computation of ratio of earnings to fixed charges*

23.1	Consent of Ernst & Young LLP

23.2	Consent of Smith, Gambrell & Russell, LLP (included in Exhibit 5.1)*

23.3	Consent of Smith, Gambrell & Russell, LLP (included in Exhibit 8.1)*

24	Powers of Attorney relating to subsequent amendments (included in the signature page to this Registration Statement)*

25.1	Statement of Eligibility of Trustee on Form T-1*

* previously filed

Item 17.	Undertakings

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) The undersigned Registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act (“Act”) in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orlando, State of Florida, on the 17th day of December, 2003.

AIRTRAN HOLDINGS, INC.

By:	/s/ Joseph B. Leonard

Joseph B. Leonard, Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Joseph B. Leonard Joseph B. Leonard	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	December 17, 2003

/s/ Robert L. Fornaro Robert L. Fornaro	President, Chief Operating Officer and Director	December 17, 2003

/s/ Stanley J. Gadek Stanley J. Gadek	Senior Vice President Finance and Chief Financial Officer (Principal Accounting and Financial Officer)	December 17, 2003

* J. Veronica Biggins	Director	December 17, 2003

* Don L. Chapman	Director	December 17, 2003

* Jere A. Drummond	Director	December 17, 2003

* Lewis H. Jordan	Director	December 17, 2003

Signature	Title	Date

* Robert L. Priddy	Director	December 17, 2003

* William J. Usery, Jr.	Director	December 17, 2003

* John F. Fiedler	Director	December 17, 2003

*By:	/s/ Stanley J. Gadek

Stanley J. Gadek Pursuant to Power of Attorney

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orlando, State of Florida, on the 17th day of December, 2003.

AIRTRAN AIRWAYS, INC.

By:	/s/ Joseph B. Leonard

Joseph B. Leonard, Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Joseph B. Leonard Joseph B. Leonard	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	December 17, 2003

/s/ Robert L. Fornaro Robert L. Fornaro	President, Chief Operating Officer and Director	December 17, 2003

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

23.1	Consent of Ernst & Young LLP